[ABER LOGO]	ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

August 4, 2005

Ms. Kim Calder
Assistant Chief Accountant
Security Exchange Commission
Fax: 202-772-9920

Dear Ms. Calder:

Further to our conversation yesterday, please find below a few points of clarification regarding the ownership interest in the Diavik Diamond Mine (the "Diavik Mine") by Aber Diamond Mines Ltd, a wholly owned subsidiary of Aber Diamond Corporation, (collectively "Aber").

As discussed, Aber directly owns 40% of the mineral property, mineral rights, and associated assets and liabilities of the Diavik Mine as tenants in common with the 60% owner, being Diavik Diamond Mines Inc. ("DDMI"), a wholly owned subsidiary of Rio Tinto plc of London, England, and also the operator of the Diavik Mine.

The operation and ownership of the Diavik Mine is an unincorporated joint venture between Aber and DDMI (the "Participants"), governed by a contractual arrangement called the Joint Venture Agreement ("Agreement"). No separate joint legal entity has been established by the Participants.

Although Aber tends to refer to the arrangement as the Diavik Joint Venture, legally Aber directly holds a 40% ownership interest as described above. The expenses associated with running the operations are transacted by DDMI on behalf of each of the Participants and are billed to each Participant monthly based on its proportionate participation interest.

While the Agreement gives DDMI the right to 60% of the votes in strategic decisions associated with operating the Diavik Mine, Aber continues to be directly liable for 40% of all obligations and expenditures. The Agreement clarifies that the rights, duties, obligations and liabilities of the Participants shall be several and not joint or collective. Each Participant is responsible only for its share of the obligations and is liable only for its share of the costs and expenses of operating the Diavik Mine.

Additionally, each Participant receives directly its proportionate share of the production (diamonds) of the operations and this production is sold independently by each Participant and not by, or in the name of, the Diavik Mine or the Diavik Joint Venture. As well, each Participant prepares its own tax returns. Financing of its proportionate share of costs is provided independently by Aber's own credit facility.

[ABER LOGO]	ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

In accordance, therefore, with both Canadian GAAP (Section 3055 Interest in Joint Ventures) and U.S. GAAP (EITF 00-1 Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures) Aber has accounted for this ownership interest on the Aber financial statements by recording its 40% direct ownership interest in the assets, liabilities and expenses of the Diavik Mine. Looking specifically at EITF 00-1:

    "Paragraph 19(c) of APB Opinion 18 requires investments accounted for by the equity method to be displayed as a single amount in the investor's balance sheet and the investor's share of the investee's earnings or losses to be displayed as a single amount in the investor's income statement. In contrast, if (a) the investor holds an undivided interest in each asset, (b) the investor is proportionately liable for each liability, and (c) no other separate legal entity exists, then the investor's accounting for those rights and obligations is outside the scope of APB Opinion 18. In those circumstances, the investor displays, on a proportionate gross basis, those assets and liabilities in the investor's balance sheet and the related results of operations in the investor's income statement."

Nevertheless, we are appreciative of your comments, and in light thereof we propose to clarify our future filings such that we will now refer to the Diavik Joint Venture as an unincorporated joint arrangement between Aber and DDMI. This terminology is consistent with that of Rio Tinto's disclosure re the Diavik Mine, as per the following excerpt from the Rio Tinto plc December 31, 2004 annual report:

    "Joint arrangements that are not entities ('joint arrangements'): The Group has certain contractual arrangements under which the participants engage in joint activities that do not create an entity carrying on a trade or business of its own. This includes situations where the participants derive benefit from the joint activity through a share of the production, rather than by receiving a share in the results of trading. The Group's proportionate interest in the assets, liabilities, revenues, expenses and cash flows of joint arrangements are incorporated into the Group's financial statements under the appropriate headings."

Please feel free to contact me if you have any further questions or if further clarification is required.

Sincerely,

/s/ ALICE MURPHY
Alice Murphy Vice President & CFO Aber Diamond Corporation